UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

21 December 2009

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled “NOVA TO PRESENT IN NEW YORK AT THE ANNUAL NEEDHAM GROWTH CONFERENCE AND THE SIDOTI MICROCAP CONFERENCE”

This report on Form 6-K is hereby incorporated by reference into Nova Measuring Instruments Ltd.'s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: September 13, 2000 (File No. 333-12546); March 5, 2002 (File No. 333-83734); December 24, 2002 (File No. 333-102193, as amended by Amendment No. 1, filed on January 5, 2006); March 24, 2003 (File No. 333-103981); May 17, 2004 (three files, File Nos. 333-115554, 333-115555, and 333-115556, as amended by Amendment No. 1, filed on January 5, 2006); March 7, 2005 (File No. 333-123158); December 29, 2005 (File No. 333-130745); September 21, 2006 (File No. 333-137491); and November 5, 2007 (File No. 333-147140) and into Nova Measuring Instruments Ltd.'s registration statement on Form F-3, filed with the Securities and Exchange Commission on May 11, 2007 (File No. 333-142834).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 21/12/2009	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact:	Investor relations Contacts:
Dror David, Chief Financial Officer	Ehud Helft / Kenny Green
Nova Measuring Instruments Ltd.	GK Investor Relations
Tel: 972-8-938-7505	Tel: +1-646-201-9246
E-mail: info@nova.co.il	E-mail: nova@gkir.com
http://www.nova.co.il

Company Press Release

NOVA TO PRESENT IN NEW YORK AT
THE ANNUAL NEEDHAM GROWTH CONFERENCE AND
THE SIDOTI MICROCAP CONFERENCE

Rehovot, Israel - December 21, 2009 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today announced that its Chief Executive Officer, Mr. Gabi Seligsohn, will be presenting at the Needham Growth Conference on January 14th, 2010 and at the Sidoti Microcap Conference on January 11th, 2010.

The 12th Annual Needham Growth Stock Conference is taking place at the New York Palace Hotel in New York City. Mr. Seligsohn is scheduled to present in the Kennedy II room at 10:40 a.m. eastern time on Thursday, January 14th, 2010. The presentation will be streamed live from a link at Nova’s investor relations website.

The presentation at the Sidoti & Company First 2010 Microcap Conference will be held at the Grand Hyatt Hotel in New York City in the Uris room at 9:40 a.m. eastern time on Monday, January 11, 2010.

At both conferences there will be an opportunity for investors to meet one-on-one with Gabi Seligsohn, CEO and Dror David, CFO. Interested investors should contact the conference organizers at either Needham or Sidoti, or the Investor Relations team of Nova Measuring Instruments at nova@gkir.com.

About Nova:
Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.nova.co.il.